UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: October 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introductory Note

Dimitri Hu has been appointed as Chief Financial Officer of Maxeon Solar Technologies, Ltd (the “Company”). Ken Olson, currently interim Chief Financial Officer, has been appointed as Deputy Chief Financial Officer.

Prior to joining the Company, since 2020, Mr. Hu has held key leadership roles at TCL Industries Holdings Ltd. (“TCL Industries”), including Chief Financial Officer, Executive Director, and Board Secretary of TCL Electronics. He also served as VP and General Manager of Global Consumer Service Center of TCL Industries. He was appointed Chairman of Guangdong TCL Smart Home Appliances Co. Ltd. in 2021, where he led the successful restructuring and strategic refocusing of the company. Mr. Hu has been named 2022 Greater China Outstanding CFO of the Year by GeLongHui Finance, and he won Best CFO honors at the 2021/2022 Hong Kong Golden Stock Award. He was also recognized as the Best CFO – Developed Market/Consumer Discretionary Sector by Institutional Investor in 2019 and 2020, among other prestigious awards. Prior to his role at TCL Industries, he was Chief Financial Officer, and later Head of Strategy and Investment Department of Yue Yuen Industrial (Holdings) Limited, Chief Financial Officer of Gogoro Inc. and has held various roles with Deutsche Asset Management (Taiwan), CLSA Asia Pacific Markets and Goldman Sachs (Asia) L.L.C.. Mr. Hu graduated from Leonard N. Stern School of Business, New York University, with a Master of Business Administration Degree in Finance and Accounting in 2006 and from National Taiwan University with a Bachelor of Business Administration Degree in Finance in 2001.

Incorporation By Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

October 28, 2024	By:	/s/ Guo Aiping
Guo Aiping
Chief Executive Officer